EXHIBIT 3

March 31, 2003

Greg Benning
Managing Director
Adams, Harkness & Hill
Boston, MA 02109
FAX 617-371-3798

Dear Greg:

Henry Skelsey and I (the "Management Group") wish to amend our March 20, 2003 non-binding and preliminary proposal to acquire all of the outstanding capital stock of Tanning Technology (the "Company") as follows:

1. Valuation - As you know, our prior proposal of $26,000,000 to $26,415,000 for all of the outstanding capital stock of was based on certain assumptions relating to the state of certain contingent liabilities of the Company. Because these assumptions have proved unfounded, we believe that a $26 million valuation is too high and we can no longer consider acquiring the Company at this valuation. We continue to be interested in acquiring the Company and instead propose that we continue our discussions to determine a valuation that we both find acceptable.

2. Consideration - We intend to continue to seek to acquire the Company by the payment of cash for the outstanding capital stock.

3. Timing - We propose to discuss with the Company the appropriate valuation and a detailed acquisition timeline including Due Diligence items and management access. It is our intention to structure a process and time table to allow for the closing of the transaction before the end of June 2003.

This letter is a non-binding expression of interest. Neither party is obligated to proceed with the proposed transaction until a definitive agreement is negotiated and signed. We look forward to talking with you.

Sincerely,


Larry Tanning